

10035929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
0-19982

8-43548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFI Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and Street)

New York	New York	10041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields (212) 968-4122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/15/10

AFFIRMATION

We, William Shields and Conor McCarthy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GFI Securities LLC at and for the year ended December 31, 2009, are true and correct. We further affirm that, to the best of our knowledge and belief, neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Conor McCarthy
Finance Director



William Shields
Chief Compliance Officer

Subscribed to before me this
26th day of February 2010



Notary Public

CHARLENE GILKES
Notary Public, State of New York
No. 41-4956992
Qualified in Kings County
Commission Expires Oct. 2, 2013

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
GFI Securities LLC:

We have audited the accompanying statement of financial condition of GFI Securities LLC (the "Company"), an indirect wholly-owned subsidiary of GFI Group Inc, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



February 26, 2010

GFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 63,307,214
Deposits at clearing organizations	356,932
Accrued commissions receivable	1,638,596
Receivables from clearing organizations	19,752,325
Financial instruments owned, at fair value	245,768
Receivables from affiliates	1,420,233
Prepaid bonuses and forgivable loans to employees	12,807,922
Other assets	642,492
TOTAL	$100,171,482

LIABILITIES AND MEMBER'S INTEREST

LIABILITIES:	
Accrued compensation	15,594,274
Accounts payable and accrued expenses	4,258,854
Payables to clearing organizations	15,098,070
Payables to affiliates	5,411,361
Total liabilities	40,362,559
MEMBER'S INTEREST	59,808,923
TOTAL	$100,171,482

See notes to statement of financial condition.

1. ORGANIZATION

GFI Securities LLC is a New York Limited Liability Company (the "Company") and an indirect, wholly-owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and an introducing broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The Company provides brokerage services for securities and over-the-counter (OTC) derivative contracts to broker-dealers and other financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding certain accrued liabilities and the potential outcome of litigation matters and the disclosure of contingencies in the statement of financial condition. Management believes that the estimates utilized in the preparation of the statement of financial condition are reasonable and prudent. Actual results could differ materially from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less from the date of purchase.

Deposits at Clearing Organizations — The Company maintains cash at the clearing organizations that perform clearing and custodial functions for the Company.

Fair Value of Financial Assets and Liabilities — All of the Company's financial instruments are carried at fair value or amounts which approximate fair value. The financial instruments measured at carrying value include: cash and cash equivalents, deposits at clearing organizations, receivables from clearing organizations, receivables from affiliates, payables to clearing organizations and payables to affiliates.

Prepaid Bonuses and Forgivable Loans to Employees — Prepaid bonuses and forgivable loans to employees are stated at historical value net of amortization when the contract between the Company and the employee provides for the return of proportionate amounts outstanding if employment is severed prior to the termination of the contract. Amortization is calculated using the straight-line method over the term of the contract, which is generally over three years and is recorded in compensation and employee benefits. These forgivable loans have interest rates of up to 2.0%. The Company expects to fully recover the unamortized portion of prepaid bonuses and forgivable loans when employees voluntarily terminate their employment, or if their employment is terminated for cause, prior to the expiration of the contract.

Brokerage Transactions — The Company provides brokerage service to its clients in the form of either agency or principal transactions.

Agency Commissions — In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenue are recognized on a trade date basis.

Principal Transactions — Principal transaction revenue is primarily derived from matched principal transactions. The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. A limited number of brokerage desks are occasionally permitted to enter into unmatched principal transactions in the ordinary course of business while brokering in illiquid markets and for the purpose of facilitating clients' execution needs for transactions initiated by such clients. These unmatched positions are intended to be held short term.

However, from time to time, one of the counterparties to a principal transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. Under these circumstances, if a transaction fails to settle on a timely basis or if a customer defaults on its obligations, the Company may hold securities positions overnight or until the transaction is settled. These positions are marked to market on a daily basis. Principal transactions revenues are recognized on a trade date basis.

Compensation and Employee Benefits — The Company's compensation and employee benefits have both a fixed and variable component. Base salaries and benefit costs are primarily fixed for all employees while bonuses constitute the variable portion of our compensation and employee benefits. The Company may pay certain bonuses in restricted stock units (RSUs) and accounts for these RSUs in accordance with ASC 718 Compensation – Stock Compensation. The Company records the fair value of these RSUs at the grant date as deferred compensation and amortizes this cost to expense over the vesting period of each grant. The Company also may grant sign-on and retention bonuses for certain newly-hired or existing employees who agree to long-term employment agreements. These sign-on and retention bonuses are typically amortized using the straight-line method over the term of the respective agreements, which is generally three years.

Recent Accounting Pronouncements — In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133*, which is now a sub-topic within Accounting Standards Codification ("ASC") 815-10 *Derivatives and Hedging* ("ASC 815-10"). ASC 815-10 amends and expands the disclosure requirements of SFAS No. 133 and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk related contingent features in derivative agreements. ASC 815-10 was effective for fiscal years beginning after November 15, 2008 and was adopted by the Company on January 1, 2009. The Company did not hold any derivative instruments at December 31, 2009.

In April 2009, the FASB issued FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*, which is now a sub-topic within ASC 820-10 *Fair Value Measurements and Disclosures* ("ASC 820-10"). ASC 820-10 provides additional guidance for estimating fair value, when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820-10 was effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. ASC 820-10 was adopted by the

Company on April 1, 2009 and the adoption did not have a material impact on its statement of financial condition.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, which is now a sub-topic within ASC 855-10 *Subsequent Events* ("ASC 855-10"). ASC 855-10 provides guidance for accounting for and disclosure of subsequent events that are not addressed in other applicable generally accepted accounting principles. ASC 855-10 was effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. See Note 12 for disclosures on Subsequent Events.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,* which is now a sub-topic within ASC 105-10 *Generally Accepted Accounting Principles* ("ASC 105-10"). ASC 105-10 establishes the codification as the source of authoritative generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities and all guidance contained in the codification carries an equal level of authority. ASC 105-10 is effective for interim and annual reporting periods ending after September 15, 2009. References to generally accepted accounting principles contained in the Company's statement of financial condition have been updated to reflect the new codification references as required.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5 ("ASU 2009-5") *Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value*. ASU 2009-5 provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available and provides valuation techniques to be utilized by the reporting entity. ASU 2009-5 is effective for the first reporting period (including interim periods) beginning after issuance. The adoption of ASU 2009-5 did not have a material impact on the Company's statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of receivables from and payables to clearing organizations. These receivables and payables are short term in nature and have subsequently substantially all settled at the contracted amounts. The Company's marketable equity securities are recorded at fair value based on their quoted market price.

For the year ended December 31, 2009, the Company's financial assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10. In accordance with ASC 820-10, the Company has categorized its financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identifiable assets or liabilities in an active market that the company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

Level 2 – Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These

inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of and for the year ended December 31, 2009, the Company did not have any Level 2 or Level 3 financial assets or liabilities.

Valuation Techniques — The Company held an exchange-traded equity security as of December 31, 2009. The fair value of this equity security was determined using quoted market prices in active markets. This security was categorized in Level 1 of the fair value hierarchy.

Financial Assets Measured at Fair Value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1) at December 31, 2009
Financial instruments owned, at fair value	$ 245,768

4. INCOME TAXES

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels.

5. ACCRUED COMMISSIONS RECEIVABLE

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003, the Company sells commissions receivables aged over 30 days to an affiliate on a non-recourse basis and, as such, does not generally record an allowance for doubtful accounts. See Note 10 for further discussion.

6. RECEIVABLES FROM AND PAYABLES TO CLEARING ORGANIZATIONS

Amounts receivable from and payable to clearing organizations consisted of the following:

	December 31, 2009
Receivables from clearing organizations:	
Contract value of fails to deliver	$ 15,107,743
Balance receivable from clearing organizations	4,644,582
Total	$ 19,752,325
Payables to clearing organizations:	
Contract value of fails to receive	$ 15,098,070

Substantially all fail to deliver and fail to receive balances at December 31, 2009 have subsequently settled at the contracted amounts.

7. COMMITMENTS AND CONTINGENCIES

Litigation — In the normal course of business, the Company is and has been party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. These proceedings have generally involved either proceedings against the Company's competitors in connection with employee hires, or claims from former employees in connection with the termination of their employment from the Company. There is also potential for client claims alleging the occurrence of errors in the execution of brokerage transactions. The Company is also currently and will, in the future, be involved, in examinations, investigations or proceedings by government agencies and self-regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings that could result in censure, the issuance of cease and desist orders, the suspension or expulsion of a broker dealer and its affiliated persons, officers or employees or other similar consequences.

The staff of the Market Regulation Department of FINRA (the "Staff") has been conducting an inquiry into the activities of interdealer brokerage firms in connection with the determination of the commission rates paid to them by certain dealers for brokering transactions in credit default swaps. The Company has been cooperating with the Staff in this inquiry by responding to requests for documents, testimony and other information. In January 2009, the Staff advised the Company that it has made a preliminary determination to recommend disciplinary action in connection with allegedly improper communications, between certain of the Company's brokers and those at other interdealer brokers, purportedly inconsistent with just and equitable principles of trade and certain antifraud and supervisory requirements under FINRA rules and the federal securities laws. All but one of these brokers who made the allegedly improper communications resigned in April 2008 to become employed by affiliates of Compagnie Financiere Tradition. The Company and its Parent intend to vigorously contest any such disciplinary action which, if brought and/or settled, could result in a censure, fine or other sanction.

Based on currently available information, the outcome of these matters are not expected to have a material adverse impact on the Company's financial position. However, the outcome of any such matters may be material to the Company's results of operations or cash flows in a given period. It is not presently possible to determine the Company's ultimate exposure to these matters and there is no assurance that the resolution of the Company's outstanding matters will not significantly exceed any reserves accrued by the Company.

Risks and Uncertainties — The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange, and derivative markets.

Guarantees — The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

Financial Instruments Sold, But Not Yet Purchased — During the year, the Company held financial instruments sold, but not yet purchased, resulting from certain unmatched principal transactions. Financial instruments sold, but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased may exceed the amounts recognized in the statement of financial condition. At December 31, 2009, the Company had no financial instruments sold, but not yet purchased.

8. MARKET AND CREDIT RISK

The Company operates as an inter-dealer broker that is interposed between buyers and sellers ("Counterparties"). Agency brokerage transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various clearing organizations. The Company generates revenue from principal transactions on the spread between the buy and sell price of the security. Principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions are cleared through various clearing organizations. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. A limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets. At December 31, 2009 the Company did not hold any unmatched positions.

Unsettled transactions (i.e., securities failed-to-receive and securities failed-to-deliver) are attributable to matched-principal transactions executed and are recorded at contract value. Cash settlement is achieved upon receipt or delivery of the security. In the event of nonperformance, the Company may purchase or sell the security in the market and seek reimbursement for losses from the contracted counterparty.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. At December 31, 2009, the Company did not hold any future contracts.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of counterparties with which it conducts business.

9. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the SEC and FINRA and is an introducing broker with the NFA and the CFTC and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934, the Commodity Exchange Act, and FINRA. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2% of aggregate debits, as defined. Proprietary accounts held at clearing organizations ("PAIB assets") are considered allowable assets in the computation pursuant to PAIB agreements between the Company and the clearing organizations which require, among other requirements, for clearing organizations to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3. At December 31, 2009, the Company's net capital was $41,223,359, which exceeded the minimum

requirement by $40,973,359. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

10. RELATED PARTY TRANSACTIONS

The Company has an arrangement with an affiliate whereby the Company steps out of certain transactions, and the liabilities and rights of the Company relating to the transaction are transferred to the affiliate. An affiliate also pays certain administrative and general expenses on behalf of the Company for which the Company reimburses the affiliate. The Company is also allocated a portion of the Parent's costs including compensation, rent, and administrative costs based on headcount.

Pursuant to a factoring agreement dated November 30, 2003, the Company sells commission receivables aged over 30 days to an affiliate on a non-recourse basis. The Company sold commission receivables of $34,113,917 for the year ended December 31, 2009.

Receivables from affiliates primarily consist of amounts collected by affiliates on behalf of the Company which have not yet been remitted to the Company and reimbursement for excess costs previously charged under a service agreement. Payables to affiliates relate primarily to compensation costs incurred by the Parent on behalf of the Company.

11. SHARE-BASED COMPENSATION

Certain employees of the Company participate in the Parent's share-based compensation plans which provide for grants of restricted stock units (RSU) and stock option awards of the Parent. FASB Statement No. 123(R), *Share-Based Payment*, which is now sub-topic in ASC 718, *Compensation – Stock Compensation*, revised the fair value-based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods. In recent periods, the only share-based compensation issued by the Parent has been RSUs. The Parent records the fair value of the RSUs at the date of grant as deferred compensation and amortizes it to compensation expense over the vesting period of the grants.

The Company's Parent issues restricted stock units (RSU) to its employees under the GFI Group Inc. 2008 Equity Incentive Plan which was approved by the Parent's stockholders on June 11, 2008, and amended as approved by the Parent's stockholders on June 11, 2009 (as amended, the "2008 Equity Incentive Plan"). Prior to June 11, 2008, the Company's Parent issued RSUs under the GFI Group Inc. 2004 Equity Incentive Plan (the "2004 Equity Incentive Plan"). The 2008 Equity Incentive Plan permits the grant of non-qualified stock options, stock appreciation rights, shares of restricted stock, restricted stock units, and performance units to employees, non-employee directors or consultants. The Parent issues shares from authorized but unissued shares, which are reserved for issuance upon the vesting of RSUs granted pursuant to the 2008 Equity Incentive Plan.

As of December 31, 2009, the Parent had stock options outstanding under two plans: the GFI Group 2002 Stock Option plan (the "GFI Group 2002 Plan") and the GFInet inc. 2000 Stock Option plan (the "GFInet 2000 Plan"). No additional grants will be made under these plans. Under each plan, options were granted to employees, non-employee directors or consultants to the Parent; both incentive and non-qualified stock options were available for grant; options were issued with terms up to ten years from date of grant; and options were generally issued with an exercise price equal to or greater than the fair market value at the time the option was granted. In addition to these terms, both the GFI Group 2002 Plan and the GFInet 2000 Plan contained events that had to occur prior to any options becoming exercisable. Under both plans, the options became exercisable upon the completion of the Parent's initial

public offering, which occurred in January 2005. Options outstanding under both plans are exercisable for common stock. The Parent issues shares from the authorized but unissued shares reserved for issuance under the GFI Group 2002 Plan or the GFInet 2000 Plan, respectively, upon the exercise of option grants under such plans.

12. SUBSEQUENT EVENTS

The Company evaluated events and transactions occurring after December 31, 2009 through February 26, 2010 for potential recognition or disclosure in the financial statements. Other than as noted below, there were no such items.

In February 2010, the Company paid a $5,000,000 dividend to the Parent.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

GFI Securities LLC
55 Water Street
New York, NY 10041

In planning and performing our audit of the financial statements of GFI Securities LLC (the "Company"), an indirect wholly-owned subsidiary of GFI Group Inc., as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Company does not carry customer's regulated commodity futures, foreign futures or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

